AMERICAN INDEPENDENCE FUNDS TRUST

1345 Avenue of the Americas, 2nd Floor

New York, NY 10105

(212) 488-1331

July 2, 2015	VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE
Washington, DC 20549

Attention: Mr. Grzeskiewicz

Re:	Request for Withdrawal Pursuant to Rule 477 under the Securities Act of 1933 (File No. 333-124214)

On behalf of American Independence Funds Trust (the “Trust”), we request, pursuant to Rule 477 under the Securities Act of 1933 (the “1933 Act”), the withdrawal of Post-Effective Amendment No. 104 to the Trust’s registration statement on Form N-1A, which was filed with the U.S. Securities and Exchange Commission August 14, 2014 (accession number 0001324443-13-000080) (“PEA No. 104”).  PEA No. 104 relates solely to the American Independence Emerging Markets Fund, a series of the Trust (the “Fund”). The automatic effectiveness of PEA No. 104 has been delayed pursuant to subsequent 485BXT filings with the Commission via EDGAR, the most recent of which was filed on June 12, 2015 (Accession No. 0001324443-15-000090) (each BXT filing together with PEA No. 104 termed the “Filings”) and scheduled to become effective on July 10, 2015.

We wish to withdraw the Filings because the Trust has elected not to pursue the registration of the Fund at this time.

No securities were sold in connection with the above referenced registration statement.

Should you have any questions or comments regarding this filing, please do not hesitate to contact the undersigned at (646) 747-3477.

Sincerely,

/s/ Eric M. Rubin

Eric M. Rubin

President, American Independence Funds Trust